Friendly Auto Dealers, Inc.

4132 South Rainbow Boulevard, Ste. 513

Las Vegas, NV 89103

August 16, 2010

Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

To Whom It May Concern:

This is to acknowledge that with regards to its reporting obligations under Sections 13 and 15d of the Securities and Exchange Act, and its recently filed Form 8-K announcing the termination of its independent auditor filed with the Commission on August 2, 2010, as amended:

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The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

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Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and,

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The Company may not assert staff comments as a defense in ay proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Friendly Auto Dealers, Inc.

Sincerely yours,

By: /s/ Gerry Berg

GERRY BERG, PRESIDENT